SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 2, 2005

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

164 83 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Announcement of LM Ericsson Telephone company, dated March 2, 2005, regarding “Ericsson’s Board of Directors has decided on a change in the proposal for a Long Term Incentive Plan 2005.”

Ericsson Press Releases

Ericsson’s Board of Directors has decided on a change in the proposal for a Long Term Incentive Plan 2005

Date: Wednesday, March 2 2005

The Ericsson Board of directors has decided to increase the upper threshold of the performance target range in the proposal for a Long

Term Incentive Plan 2005 (“LTI 2005”) to the annual general meeting of shareholders.

The Board of Ericsson has, after discussions with major shareholders, decided to increase the upper threshold of the performance target in the Performance Matching Program for senior managers. The change means that maximum matching shares will be allocated if the average annual growth of Earnings Per Share (EPS) between July 1, 2005 and June 30, 2008 is at or above 15 percent, instead of 12 percent as previously proposed. The entire proposal after the adjustment now reads as follows.

The LTI 2005 comprises three parts:

1. The Stock Purchase Plan for all employees, under which participants invest in Ericsson shares during a 12 months period and after three years of holding are matched with one share for each one purchased (1+1).

2. The Key Contributor Program for up to 5,000 key contributors (approximately 10 percent of the total number of Ericsson employees), under which selected participants in the Stock Purchase Plan receive one extra matching share for each one purchased, totally two matching shares (1 + 1 + 1).

3. The Performance Matching Program for up to 220 senior managers, under which up to 170 selected senior managers can receive up to four extra matching shares for each one purchased (1 + 1 + 0-4), and up to 50 top senior managers up to six extra matching shares (1 + 1 + 0-6), totally up to five or seven matching shares, depending on the outcome of the performance target. Maximum matching shares will be allocated if the average annual growth of Earnings Per Share (EPS) between July 1, 2005 and June 30, 2008 is at or above 15 percent. No allocation of matching shares will occur if the average annual EPS growth is at or below 3 percent.

Transfer of own shares: In order to implement the LTI 2005, the Board of Directors has also decided to present to the annual general meeting of shareholders a proposal on transfer of own shares. Not more than 39,300,000 B-shares shall be transferred free of consideration to employees covered by the terms of the Long Term Incentive Plan 2005. However, of these shares it shall be possible to transfer, before the annual general meeting of shareholders in 2006, no more than 7,800,000 B-shares at Stockholmsbörsen (the Stockholm Stock Exchange) at a price within the, at each time registered, price interval for the share, in order to cover inter alia social security payments.

Dilution and costs: In order to implement the LTI 2005 a total of 39,300,000 B shares are required, corresponding to approximately 0.24 percent of the total number of outstanding shares. As per December 31, 2004, Ericsson held 299,715,117 own shares. The total effect on the income statement is estimated to range between SEK 600 million and SEK 1,100 million unevenly distributed over the years 2005 - 2009.

The complete proposal of the Board of Directors will be available on Ericsson’s website, www.ericsson.com, latest as from March 23, 2005.

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

FOR FURTHER INFORMATION, PLEASE CONTACT

Media

Peter Olofsson, Media Relations

Group Function Communications

Phone: +46 8 719 1880, +46 8 719 6992

E-mail: mailto:press.relations@ericsson.com?Subject=Re:

Investors

Lotta Lundin, Investor Relations

Group Function Communications

Phone: +46 8 719 0000

E-mail: mailto:investor.relations@ericsson.com?Subject=Re:

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson Senior Vice President Corporate Communications

Date: March 2, 2005